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EXHIBIT 77M

FOR RIVERSOURCE GOVERNMENT INCOME SERIES, INC.

MERGER OF SELIGMAN U.S. GOVERNMENT SECURITIES FUND INTO RIVERSOURCE SHORT DURATION U.S. GOVERNMENT FUND

On August 28, 2009, Seligman U.S. Government Securities Fund (the Selling Fund), a series of Seligman High Income Fund Series, merged into RiverSource Short Duration U.S. Government Fund (the Buying Fund), a series of RiverSource Government Income Series, Inc.

BOARD ACTION: Board members of the Selling Fund and Board Members of the Buying Fund, at a meeting held on Jan. 8, 2009, approved an Agreement and Plan of Reorganization (Agreement). Each Board determined that participation in the reorganization was in the best interests of the respective Fund and that the interests of existing shareholders of the respective Fund would not be diluted as a result of the reorganization.

SHAREHOLDER APPROVAL: The shareholders of the Selling Fund approved the Agreement between the Selling Fund and the Buying Fund at a special meeting of shareholders held on June 29, 2009.

TERMS OF THE REORGANIZATION: Under the Agreement, the Selling Fund transferred all of its assets attributable to Class A, Class B, Class C and Class R* shares to the Buying Fund in exchange for Class A, Class B, Class C and Class R2 shares of the Buying Fund, respectively. Those shares were distributed proportionately to the shareholders of the Selling Fund. The Buying Fund assumed the liabilities of the Selling Fund. The shareholders did not pay any sales charge in connection with the distribution of shares. RiverSource Investments, LLC and its affiliates agreed to bear the costs of effecting the reorganization.

* Effective June 13, 2009, the Class R shares of Seligman U.S. Government Securities Fund were redesignated as Class R2 shares.